UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04020873

March 5, 2004

Mark W. Hianik
Vice President/Assistant General Counsel
& Assistant Secretary
Tribune Company
435 North Michigan Avenue
Chicago, IL 60611

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2004

Re: Tribune Company

Dear Mr. Hianik:

This is in regard to your letter dated March 4, 2004 concerning the shareholder proposal submitted to Tribune by Domini Social Investments LLC for inclusion in Tribune's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Tribune therefore withdraws its January 9, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Adam Kanzer
General Counsel
and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

726513

Mark W. Hianik
Vice President/Assistant General Counsel
& Assistant Secretary
312/222-4303

TRIBUNE

Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
fax: 312/222-4206
e-mail: mhianik@tribune.com

January 9, 2004

__Via Messenger Delivery__
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On December 3, 2003, Tribune Company (the "Company") received from Domini Social Investments LLC (the "Proponent") a proposed shareholder resolution (the "Proposal") for inclusion in the proxy materials to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal calls for the Company to "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, the Proposal and the exhibits referred to herein.

SUMMARY OF THE COMPANY'S POSITION

The Proposal relates to operations that account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. It may, therefore, be excluded under Rule 14a-8(i)(5).

DISCUSSION

Rule 14a-8(i)(5) provides that a proposal may be excluded from a registrant's proxy statement if "it relates to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business." In the case of the Proposal, the economic tests for exclusion under the Rule have clearly been satisfied. For the fiscal year ended on December 28, 2003, the Company made no payments in support of political entities or candidates at either the state or federal level. The Company is aware, however, that in order to be excludable under Rule 14a-8(i)(5), a proposal must not only meet the Rule's economic tests, it must also be "not otherwise significantly related to the registrant's business." The Company believes that this standard is also met here.

In its Proposal, the Proponent cites two sources that include the Company as a political contributor for the years 1995 through 2002. One source (Press Release of Common Cause dated July 23, 2003, a copy of which is attached as Exhibit B) shows that the Company made $122,800 of political contributions over the 8-year period from 1995 to 2002. This amount represented a mere 0.4% of the $29.3 million of total political contributions made by the listed media companies and trade associations over that 8-year period. The other source (Summary of Top 25 Media Companies' Campaign Contributions, 1999-2002, appearing on the Center for Responsive Politics web site, a copy of which is attached as Exhibit C) shows that the Company made $189,030 of political contributions over the 4-year period from 1999 to 2002. This amount represented only 0.7% of the $26.7 million of total political contributions made by the listed media companies and trade associations over that 4-year period. While the $122,800 of political contributions reported in the Common Cause press release corresponds with the Company's records, we believe the $189,030 contribution number reported by the Center for Responsive Politics is more than twice the amount actually paid by the Company. A portion of this overstatement may be the result of private political contributions made by Company employees being attributed to the Company.

Prior to 2003, the Company did make annual "soft money" contributions to both the Democratic Congressional Campaign Committee (DCCC) and the National Republican Congressional Committee (NRCC). These contributions, which totaled $122,800 in the aggregate from 1995 to 2002, averaged just over $10,000 per year to the DCCC and $20,000 to the NRCC for 1999 and 2000. To put the Company's historical political contributions in perspective, for fiscal year 2002, the Company had net income of $418 million on gross revenues of $5.4 billion and total assets in excess of $14 billion. The Company stopped its practice of making soft money contributions to the DCCC and the NRCC in early 2002. Moreover, the McCain-Feingold campaign finance law now prohibits federal soft money contributions.

The Common Cause press release also reported that the Company spent $486,996 in lobbying expenses over the 4-year period from 1999 to 2002. This amount represented only 0.5% of the $94.9 million of total lobbying expenditures by the listed media companies and trade associations over that 4-year period. Because the Common Cause press release does not source this number, we cannot verify its validity or what was included in the calculation. The Company does employ a full-time vice president and an assistant in Washington, DC who are responsible for lobbying efforts on behalf of the Company. However, the Company did not pay any third parties to conduct lobbying activities on its behalf during the referenced period.

In summary, we believe that, however important the political and social issues associated with political contributions made by media companies may be, the Proposal is misdirected. Not only were the amounts said to have been spent by the Company for the referenced periods immaterial to the total amount of political contributions and lobbying expenditures made by the media companies and trade associations listed, but they were clearly immaterial to the Company's operations as well. More important, given that the Company has discontinued discretionary political contributions and that soft money contributions are no longer legal, the Proposal has only abstract application to the Company because there really is nothing to include in a report to shareholders. Accordingly, the Proposal has no relationship to the Company's business. Any requirement to create and publish the report would impose a significant time and expense burden on the Company with no corresponding benefit to the Company's shareholders to justify the expenditures.

CONCLUSION

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so.

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned.

Very truly yours,

Mark W. Hianik

cc: Domini Social Investments LLC (w/ enclosures)

Exhibit A

(Attached)

Domini
SOCIAL INVESTMENTS LLC

Exhibit A

The Way You Invest Matters℠

December 3, 2003

RECEIVED
DEC 08 2003
CHK

Corporate Secretary
Tribune Co.
435 North Michigan Avenue
Chicago, IL 60611

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 82,000 shares of Tribune stock.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Tribune shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027 or akanzer@domini.com.

Sincerely,

Adam Kanzer /KG

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Political Contributions

Whereas:
The media industry spends significant financial and other resources to support political candidates and political entities.

From 1999-2002, the 25 largest media companies in the U.S., including Tribune, collectively gave $26.7 million in political contributions. (Source: Center for Responsive Politics.)

Whereas:
In 1995-2002, companies supporting relaxation of FCC rules on broadcast ownership, including Tribune, donated a total of $29 million to political parties and candidates. ("In the FCC Rules Debate, Will Two Million Voices Trump $124 million?" Common Cause, July 23, 2003).

Whereas:
We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations, which are political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These contributions do not have to be reported.

Whereas:
We believe that our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Whereas:
We believe that public backlash against corporate political influence may harm our company's reputation and, as a result, its longer-term business prospects. We believe this is especially true for Tribune, since the majority of the company's business is in newspaper publishing and many of its brands—including the Los Angeles Times, The Chicago Tribune, and Newsday-- depend for their success on a perception of objectivity.

Therefore, be it resolved: The shareholders request that the Board of Directors adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. The report should be prepared at reasonable expense, and omit proprietary information. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations that engage in political activity including section 527 organizations, and related expenditures of money and other resources.

Exhibit B

(Attached)

Exhibit B

Common Cause **Press Release**

For Immediate Release
July 23, 2003

Contact: Mary Boyle
(202) 736-5770

In the FCC Rules Debate, Will Two Million Voices Trump $124 Million?

As Congress debates whether to undo the Federal Communications Commission's relaxation of media ownership rules, the power of big media is being contested by public opposition to media consolidation.

Nearly two million Americans have contacted the FCC and asked the agency not to make it easier for media giants to acquire even more media properties. Thousands of citizens have contacted their elected officials, carrying the same message.

But media companies and their allies have given more than $29 million in political contributions since 1995, and spent nearly $95 million lobbying Washington during that same period, according to a Common Cause analysis of Federal Election Commission reports and federal lobbying reports.

"It is rare that citizens speak so loudly and with such a unified voice on an issue," said Common Cause President Chellie Pingree. "Members of Congress, by rolling back the FCC's rules, have the opportunity to demonstrate that they listen to the concerns of their constituents, and that citizen power can overcome corporate power."

Soft Money And PAC Donations From Corporations Supporting The FCC Rule Changes For Broadcast Ownership To The National Parties And Federal Candidates

January 1, 1995 Through December 31, 2002

Donor	Democrats	Republicans	Total
Verizon Communications	$3,312,189	$7,045,826	$10,373,595
Walt Disney Co	3,204,608	1,853,612	5,058,220
General Electric Co	1,822,904	2,871,070	4,702,974
News Corp	465,291	2,388,388	2,856,679
Viacom Intl Inc	816,320	1,118,782	1,935,102
Univision Television Group	99,000	1,573,500	1,672,500
Bear Stearns Cos Inc	852,550	659,068	1,511,618
Clear Channel Broadcasting	104,650	238,206	347,856

Wiley Rein & Fielding	100,300	134,700	235,000
Paxson Communications Mgmt Co	111,500	85,000	196,500
Sinclair Broadcast Group	2,600	165,100	167,700
Tribune Broadcasting Co	82,800	40,000	122,800
Emmis Communications Corp	72,000	0	72,000
Grant Broadcasting Corp	40,000	0	40,000
Telemundo Group Inc	16,500	0	16,500
Newspaper Assn of America	6,500	1,000	7,500
Total	**$11,109,712**	**$18,174,252**	**$29,316,544**

- Soft money donations include contributions from executive and/or affiliates.
- Companies that sent comments to the FCC supporting the new media rules, based on research by the Future of Music Coalition.

Lobbying Expenditures By Corporations and Interest Groups Supporting The FCC Rule Changes For Broadcast Ownership

January 1, 1999 Through December 31, 2002

Donor	Total
General Electric Co	$52,410,000
Walt Disney Co	15,580,000
News Corp	7,780,000
Newspaper Association of America	6,000,000
Viacom Intl Inc	4,000,000
Verizon Communications	2,812,000
Bear Stearns Cos Inc	2,100,000
Gannett	1,800,000
Belo Corp	700,000
Media General	506,812
Tribune Broadcasting Co	486,996
Hearst Corp	392,000
National Grange	160,000
Clear Channel	80,675
Dispatch Broadcasting Group	40,000
Hearst-Argyle	10,000
Total	**$94,858,483**

*Belo Corp's 2002 year-end report is not available at this time.

Exhibit C

(Attached)

Exhibit C

Capital Eye

HOME | ARCHIVES | OPINION | E-MAIL

A money-in-politics newsletter by the Center for Responsive Politics

Back to Story

Top 25 Media Companies' Campaign Contributions, 1999-2002^
(see also Top 25 Media Companies' Lobbying Activity)

Company (listed in order of revenue)*	2000 Election Cycle	2002 Election Cycle	Company Total	D (%)	R (%)
AOL Time Warner**	$4,195,811	$2,009,691	$6,205,502	63	36
Disney	$1,505,182	$1,282,839	$2,788,021	55	45
Viacom	$1,066,275	$2,092,341	$3,158,616	81	19
Comcast	$613,609	$567,672	$1,181,281	47	53
Sony	$323,840	$227,799	$551,639	67	33
Vivendi Universal	$2,126,960	$1,271,363	$3,398,323	65	35
News Corp.	$1,041,873	$743,995	$1,785,868	38	62
Cox Communications	$250,741	$88,100	$338,841	56	44
Hughes Electronics	$230,584	$30,700	$261,284	50	50
Clear Channel Communications	$167,450	$537,910	$705,360	25	75
NBC	$166,650	$82,745	$249,395	77	23
Gannett	$23,200	$12,250	$35,450	57	43
Tribune	$150,280	$38,750	$189,030	54	46
Hearst	$99,200	$80,900	$180,100	68	32
EchoStar Communications	$893,800	$1,118,075	$2,011,875	53	47
McGraw-Hill	$51,040	$17,950	$68,990	39	61
USA Interactive	$141,740	$94,826	$236,566	80	20
Charter Communications	$468,600	$247,380	$715,980	35	65
Cablevision Systems	$1,072,316	$891,130	$1,963,446	59	41
Adelphia Communications	$237,675	$51,500	$289,175	23	77
New York Times	$9,550	$2,133	$11,683	94	2
Washington Post	$6,750	$1,450	$8,200	42	58
Liberty Media	$26,500	$40,100	$66,600	57	40
Discovery	$195,150	$117,750	$312,900	90	9

Communications					
E.W. Scripps	$9,750	$655	$10,405	38	53
Total	$15,074,526	$11,650,004	**$26,724,530**	59	41

^Based on data released by the *Federal Election Commission* on April 28, 2003. Totals include PAC, soft money and individual contributions to federal candidates, party committees and leadership PACs, 1999-2002.

*As ranked by *Broadcasting & Cable* magazine.

**America Online and Time Warner merged Jan. 11, 2001. Figures for the 2000 cycle include both companies' contributions. Figures for the 2002 cycle represent the combined operation's contributions.

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

February 5, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: Tribune Company
Shareholder Proposal of Domini Social Investments Requesting
Report on Political Contributions

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC in response to a letter written by Tribune Company ("the Company") dated January 9, 2003, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the no-action request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials because it relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year and it is not otherwise significantly related to the Company's business (Rule 14a-8(i)(5). We disagree with the Company's argument, and respectfully request that the Company's request for no-action relief be denied.

I. Significant Precedents

The Staff has rejected the precise argument advanced by the Company in its no-action request. In *Bangor Hydro-Electric* (March 13, 2000), for example, Staff rejected the company's argument that a political contribution proposal could be excluded because the company's total political contributions amounted to $1,000 and $2,500 for the years in question, clearly far below 5% of the company's total assets, net earnings and/or gross sales. See also *Cintas Corporation* (July 28, 1997) (proposal to report political "soft dollar" contributions may not be excluded under rule 14a-8(c)(5)) and *Citicorp* (February 21, 1985) (political contributions proposal must be included despite company's argument that contributions amounted to "infinitesimally less than even one percent" of the Company's total assets). The Company cites no precedent in support of its argument, and no reasons why Staff should treat this Proposal any differently than the proposals in *Bangor*, *Cintas* and *Citicorp*.

The Staff has also rejected the Company's argument as applied to proposals with significant social or public policy implications, notwithstanding their failure to meet the specified economic thresholds. See, e.g., *Mobil Corporation* (January 14, 1992) (proposal to implement the MacBride Principles must be included despite fact that Company's operations in Northern Ireland fall below 5% threshold).

The Commission has singled out proposals regarding political contributions in this regard. In Exchange Act Release No. 34-12999 (November 22, 1976), the Commission clearly stated that "proposals relating to ethical issues *such as political contributions* also may be significant to the issuer's business, when viewed from a standpoint other than a purely economic one" (emphasis added). In Exchange Act Release No. 34-19135 (October 14, 1982) ("the 1982 Release"), proposing the most recent amendments to Rule 14a-8(c)(5) (now Rule 14a-8(i)(5)), the Commission outlined its previous approach to social-issue proposals under this rule, explaining that "where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, *no matter how small*, the staff has not issued a no-action letter with respect to the omission of the proposal pursuant to paragraph (c)(5)" (emphasis added). The 1982 Release proposed the new 5% threshold, but maintained the Commission's previous approach to social-issue proposals, explaining that under the revised rule,

> "[a] proposal would not be excludable, notwithstanding its failure to reach the specific economic thresholds, if a significant relationship to the issuer's business is demonstrated on the face of the resolution or the supporting statement. Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. [Citing *Long Island Lighting Company* (February 11, 1980)(cease further development, planning and construction of nuclear power plants); *Owens-Illinois, Inc* (February 15, 1980)(liquidate the assets of the company that are located in the Republic of South Africa); and *American Home Products Corporation* (February 13, 1978)(changes in the company's marketing and distribution of infant formula products).] ... For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities."

In the case of the current Proposal, consistent with the 1982 Release, "a significant relationship to the issuer's business is demonstrated on the face of the resolution or the supporting statement," to wit: "We believe that public backlash against corporate political influence may harm our company's reputation and, as a result, its longer-term business prospects. We believe this is especially true for Tribune, since the majority of the company's business is in newspaper publishing and many of its brands—including the Los Angeles Times, the Chicago Tribune, and Newsday—depend for their success on a perception of objectivity." (Proposal, 5th Whereas

Clause).[1] The appearance of political nonpartisanship is central to the Company's business operations.

II. The Proposal Concerns the Majority of Tribune's Operations

The Company's reasoning is also inconsistent with a plain English interpretation of the exemption, which permits Companies to omit proposals relating to "operations" that fall below the 5% threshold. Rather than apply the exemption to the business "operations" addressed by the Proposal, the Company has applied the exemption to the amount of its political contributions. This argument is incorrect for two reasons:

1. Contrary to the Company's assertions, our Proposal goes to the heart of the Company's operations; and
2. If the Company's reasoning were correct, then all political contribution proposals would be excludable under this exemption.

The "operations" that our proposal addresses are the Company's newspapers, which accounted for 72% percent of the Company's 2002 revenues (the perception of political nonpartisanship is, of course, also relevant to the Company's television stations and websites that carry political content). The amount of the contributions may be very small, but they have a potential impact on the Company's primary source of revenues, and therefore fall outside of the exemption.

According to a plain English reading of the exemption, the amount of the contributions is irrelevant. The exemption clearly relates to revenue-generating business operations, not expenditures, or "activities." It is difficult to see how "political contributions" could be defined as "operations" – the contributions generate no revenue for the company, nor could they be said to be an asset of the company. Nevertheless, as stated above, they have a potential impact on a significant portion of the Company's operations.

If the Staff were to apply the 5% threshold to the amount of political contributions, rather than the portion of the business affected, large companies would be permitted to exclude these proposals with impunity because their political contributions would never cross this threshold.

---

[1] On its website, the Company describes itself as "one of the country's premier media companies, operating businesses in broadcasting and publishing. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets. In publishing, Tribune operates 12 market-leading daily newspapers such as the Los Angeles Times, Chicago Tribune and Newsday plus a wide range of targeted publications including Spanish-language newspapers…." (See http://www.tribune.com/investors/profile.html).

II. The Proposal is Relevant to the Company's Operations

The Company makes a series of arguments regarding the size of its actual political contributions and the value of the requested report to shareholders. As discussed above, we believe that these arguments are inapposite.

The Company's analysis of the amounts in question, for example, is puzzling. In several places, the Company compares the amount of its political contributions to those of its peers, noting that its contributions represent a very small portion of contributions made by its industry. This comparison is irrelevant for purposes of Section Rule 14a-8(i)(5).

In addition, the Company focuses on federal soft money contributions, noting that it stopped its practice of making soft money contributions in early 2002, and this practice is now prohibited by the McCain-Feingold law (the Bipartisan Campaign Reform Act). The Proposal, however, addresses all political contributions made by the Company, including, but not limited to, soft money contributions. The Proposal requests a report on "corporate resources devoted to supporting political entities or candidates on both state and federal levels." The scope of the requested report is considerably broader than federal soft money contributions.

Recent changes in campaign finance law, moreover, do not obviate the need for the kind of report we suggest. While the Bipartisan Campaign Reform Act has banned corporate soft money donations to national political parties, the following types of corporate political contributions are still legal:

1. corporate soft money contributions to state parties, as well as donations to state-level candidates (under a complex patchwork of campaign finance laws that vary with the state);
2. corporate funding of the administrative expenses for PACs to which employees make contributions; and
3. unlimited corporate contributions to 527 organizations.

Reporting requirements for different types of contributions vary, and it is difficult for shareholders or members of the public to assemble complete information about a company's various donations.

In its no-action letter, the Company states that it made no payments in 2003 in support of political entities or candidates at either the state or federal level. However, it does not specify how it defines "entities" in this instance, and does not explicitly address the question raised in our proposal regarding 527 organizations. The no-action letter also does not indicate what the Company's policy on future political donations will be, or address our request for a clear communication to shareholders of the Company's activities in this area. We believe that companies making few or no political donations would still benefit from disclosing this information. Indeed, these companies may benefit more than others, as the public becomes aware of their nonpartisanship. Such disclosure would especially benefit a company like Tribune, which makes comparatively few donations but may be perceived as exercising substantial political influence.

As the sources cited in the Proposal demonstrate, Common Cause and the Center for Responsive Politics, two well-known sources on campaign finance issues, have recently listed Tribune among the top media donors to political entities. We understand that this publicly available information may be inaccurate in some respects, out of date, or even potentially misleading in that some reports combine employee and corporate contributions. We believe that this provides all the more reason for a company such as Tribune to issue a clear report to shareholders that will protect the Company's reputation in this area.

As for the cost and effort required to produce a report, which Tribune maintains would be excessive, the Proposal specifically states that the report should be prepared "at reasonable expense." If in fact, as the Company writes in its no-action letter, its political contributions have been minimal, this report should be relatively simple to produce. Indeed, our Proposal leaves the Company the flexibility to decide whether to produce the report electronically or in a hard copy format.

III. Conclusion

For these reasons, we believe that the Company's arguments should be rejected, and we request that the Company be directed to include the Proposal in its proxy materials.

Respectfully submitted,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

cc: Mark W. Hianik, Tribune Company

EXHIBIT A

Political Contributions

Whereas:
The media industry spends significant financial and other resources to support political candidates and political entities.

From 1999-2002, the 25 largest media companies in the U.S., including Tribune, collectively gave $26.7 million in political contributions. (Source: Center for Responsive Politics.)

Whereas:
In 1995-2002, companies supporting relaxation of FCC rules on broadcast ownership, including Tribune, donated a total of $29 million to political parties and candidates. ("In the FCC Rules Debate, Will Two Million Voices Trump $124 million?" Common Cause, July 23, 2003).

Whereas:
We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations, which are political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These contributions do not have to be reported.

Whereas:
We believe that our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Whereas:
We believe that public backlash against corporate political influence may harm our company's reputation and, as a result, its longer-term business prospects. We believe this is especially true for Tribune, since the majority of the company's business is in newspaper publishing and many of its brands—including the Los Angeles Times, The Chicago Tribune, and Newsday-- depend for their success on a perception of objectivity.

Therefore, be it resolved: The shareholders request that the Board of Directors adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. The report should be prepared at reasonable expense, and omit proprietary information. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations that engage in political activity including section 527 organizations, and related expenditures of money and other resources.

EXHIBIT B

Mark W. Hianik
Vice President/Assistant General Counsel
& Assistant Secretary
312/222-4303

TRIBUNE

Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
fax: 312/222-4206
e-mail: mhianik@tribune.com

January 9, 2004

Via Federal Express

Mr. Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer:

Please find enclosed a copy of the no-action letter request filed with the SEC today in response to the political contributions proposal submitted by Domini Social Investments LLC.

Very truly yours,

Mark W. Hianik

MWH/sf
Enclosure

Mark W. Hianik
Vice President/Assistant General Counsel
& Assistant Secretary
312/222-4303

TRIBUNE

Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
fax: 312/222-4206
e-mail: mhianik@tribune.com

January 9, 2004

Via Messenger Delivery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On December 3, 2003, Tribune Company (the "Company") received from Domini Social Investments LLC (the "Proponent") a proposed shareholder resolution (the "Proposal") for inclusion in the proxy materials to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal calls for the Company to "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, the Proposal and the exhibits referred to herein.

SUMMARY OF THE COMPANY'S POSITION

The Proposal relates to operations that account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. It may, therefore, be excluded under Rule 14a-8(i)(5).

DISCUSSION

Rule 14a-8(i)(5) provides that a proposal may be excluded from a registrant's proxy statement if "it relates to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business." In the case of the Proposal, the economic tests for exclusion under the Rule have clearly been satisfied. For the fiscal year ended on December 28, 2003, the Company made no payments in support of political entities or candidates at either the state or federal level. The Company is aware, however, that in order to be excludable under Rule 14a-8(i)(5), a proposal must not only meet the Rule's economic tests, it must also be "not otherwise significantly related to the registrant's business." The Company believes that this standard is also met here.

In its Proposal, the Proponent cites two sources that include the Company as a political contributor for the years 1995 through 2002. One source (Press Release of Common Cause dated July 23, 2003, a copy of which is attached as Exhibit B) shows that the Company made $122,800 of political contributions over the 8-year period from 1995 to 2002. This amount represented a mere 0.4% of the $29.3 million of total political contributions made by the listed media companies and trade associations over that 8-year period. The other source (Summary of Top 25 Media Companies' Campaign Contributions, 1999-2002, appearing on the Center for Responsive Politics web site, a copy of which is attached as Exhibit C) shows that the Company made $189,030 of political contributions over the 4-year period from 1999 to 2002. This amount represented only 0.7% of the $26.7 million of total political contributions made by the listed media companies and trade associations over that 4-year period. While the $122,800 of political contributions reported in the Common Cause press release corresponds with the Company's records, we believe the $189,030 contribution number reported by the Center for Responsive Politics is more than twice the amount actually paid by the Company. A portion of this overstatement may be the result of private political contributions made by Company employees being attributed to the Company.

Prior to 2003, the Company did make annual "soft money" contributions to both the Democratic Congressional Campaign Committee (DCCC) and the National Republican Congressional Committee (NRCC). These contributions, which totaled $122,800 in the aggregate from 1995 to 2002, averaged just over $10,000 per year to the DCCC and $20,000 to the NRCC for 1999 and 2000. To put the Company's historical political contributions in perspective, for fiscal year 2002, the Company had net income of $418 million on gross revenues of $5.4 billion and total assets in excess of $14 billion. The Company stopped its practice of making soft money contributions to the DCCC and the NRCC in early 2002. Moreover, the McCain-Feingold campaign finance law now prohibits federal soft money contributions.

The Common Cause press release also reported that the Company spent $486,996 in lobbying expenses over the 4-year period from 1999 to 2002. This amount represented only 0.5% of the $94.9 million of total lobbying expenditures by the listed media companies and trade associations over that 4-year period. Because the Common Cause press release does not source this number, we cannot verify its validity or what was included in the calculation. The Company does employ a full-time vice president and an assistant in Washington, DC who are responsible for lobbying efforts on behalf of the Company. However, the Company did not pay any third parties to conduct lobbying activities on its behalf during the referenced period.

In summary, we believe that, however important the political and social issues associated with political contributions made by media companies may be, the Proposal is misdirected. Not only were the amounts said to have been spent by the Company for the referenced periods immaterial to the total amount of political contributions and lobbying expenditures made by the media companies and trade associations listed, but they were clearly immaterial to the Company's operations as well. More important, given that the Company has discontinued discretionary political contributions and that soft money contributions are no longer legal, the Proposal has only abstract application to the Company because there really is nothing to include in a report to shareholders. Accordingly, the Proposal has no relationship to the Company's business. Any requirement to create and publish the report would impose a significant time and expense burden on the Company with no corresponding benefit to the Company's shareholders to justify the expenditures.

CONCLUSION

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so.

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned.

Very truly yours,

Mark W. Hianik

cc: Domini Social Investments LLC (w/ enclosures)

Exhibit A

(Attached)

Domini

SOCIAL INVESTMENTS LLC

Exhibit A

The Way You Invest Matters

December 3, 2003

RECEIVED

CHK

Corporate Secretary
Tribune Co.
435 North Michigan Avenue
Chicago, IL 60611

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 82,000 shares of Tribune stock.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Tribune shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027 or akanzer@domini.com.

Sincerely,

Adam Kanzer /KG

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

Political Contributions

Whereas:
The media industry spends significant financial and other resources to support political candidates and political entities.

From 1999-2002, the 25 largest media companies in the U.S., including Tribune, collectively gave $26.7 million in political contributions. (Source: Center for Responsive Politics.)

Whereas:
In 1995-2002, companies supporting relaxation of FCC rules on broadcast ownership, including Tribune, donated a total of $29 million to political parties and candidates. ("In the FCC Rules Debate, Will Two Million Voices Trump $124 million?" Common Cause, July 23, 2003).

Whereas:
We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations, which are political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These contributions do not have to be reported.

Whereas:
We believe that our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Whereas:
We believe that public backlash against corporate political influence may harm our company's reputation and, as a result, its longer-term business prospects. We believe this is especially true for Tribune, since the majority of the company's business is in newspaper publishing and many of its brands—including the Los Angeles Times, The Chicago Tribune, and Newsday-- depend for their success on a perception of objectivity.

Therefore, be it resolved: The shareholders request that the Board of Directors adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. The report should be prepared at reasonable expense, and omit proprietary information. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations that engage in political activity including section 527 organizations, and related expenditures of money and other resources.

Exhibit B

(Attached)

Exhibit B

Common Cause **Press Release**

For Immediate Release
July 23, 2003

Contact: Mary Boyle
(202) 736-5770

In the FCC Rules Debate, Will Two Million Voices Trump $124 Million?

As Congress debates whether to undo the Federal Communications Commission's relaxation of media ownership rules, the power of big media is being contested by public opposition to media consolidation.

Nearly two million Americans have contacted the FCC and asked the agency not to make it easier for media giants to acquire even more media properties. Thousands of citizens have contacted their elected officials, carrying the same message.

But media companies and their allies have given more than $29 million in political contributions since 1995, and spent nearly $95 million lobbying Washington during that same period, according to a Common Cause analysis of Federal Election Commission reports and federal lobbying reports.

"It is rare that citizens speak so loudly and with such a unified voice on an issue," said Common Cause President Chellie Pingree. "Members of Congress, by rolling back the FCC's rules, have the opportunity to demonstrate that they listen to the concerns of their constituents, and that citizen power can overcome corporate power."

Soft Money And PAC Donations From Corporations Supporting The FCC Rule Changes For Broadcast Ownership To The National Parties And Federal Candidates

January 1, 1995 Through December 31, 2002

Donor	Democrats	Republicans	Total
Verizon Communications	$3,312,189	$7,045,826	$10,373,595
Walt Disney Co	3,204,608	1,853,612	5,058,220
General Electric Co	1,822,904	2,871,070	4,702,974
News Corp	465,291	2,388,388	2,856,679
Viacom Intl Inc	816,320	1,118,782	1,935,102
Univision Television Group	99,000	1,573,500	1,672,500
Bear Stearns Cos Inc	852,550	659,068	1,511,618
Clear Channel Broadcasting	104,650	238,206	347,856

Wiley Rein & Fielding	100,300	134,700	235,000
Paxson Communications Mgmt Co	111,500	85,000	196,500
Sinclair Broadcast Group	2,600	165,100	167,700
Tribune Broadcasting Co	82,800	40,000	122,800
Emmis Communications Corp	72,000	0	72,000
Grant Broadcasting Corp	40,000	0	40,000
Telemundo Group Inc	16,500	0	16,500
Newspaper Assn of America	6,500	1,000	7,500
Total	**$11,109,712**	**$18,174,252**	**$29,316,544**

- Soft money donations include contributions from executive and/or affiliates.
- Companies that sent comments to the FCC supporting the new media rules, based on research by the Future of Music Coalition.

Lobbying Expenditures By Corporations and Interest Groups Supporting The FCC Rule Changes For Broadcast Ownership

January 1, 1999 Through December 31, 2002

Donor	Total
General Electric Co	$52,410,000
Walt Disney Co	15,580,000
News Corp	7,780,000
Newspaper Association of America	6,000,000
Viacom Intl Inc	4,000,000
Verizon Communications	2,812,000
Bear Stearns Cos Inc	2,100,000
Gannett	1,800,000
Belo Corp	700,000
Media General	506,812
Tribune Broadcasting Co	486,996
Hearst Corp	392,000
National Grange	160,000
Clear Channel	80,675
Dispatch Broadcasting Group	40,000
Hearst-Argyle	10,000
Total	**$94,858,483**

*Belo Corp's 2002 year-end report is not available at this time.

Exhibit C

(Attached)

Exhibit C

Top 25 Media Companies' Campaign Contributions, 1999-2002^
(see also Top 25 Media Companies' Lobbying Activity)

Company (listed in order of revenue)*	2000 Election Cycle	2002 Election Cycle	Company Total	D (%)	R (%)
AOL Time Warner**	$4,195,811	$2,009,691	$6,205,502	63	36
Disney	$1,505,182	$1,282,839	$2,788,021	55	45
Viacom	$1,066,275	$2,092,341	$3,158,616	81	19
Comcast	$613,609	$567,672	$1,181,281	47	53
Sony	$323,840	$227,799	$551,639	67	33
Vivendi Universal	$2,126,960	$1,271,363	$3,398,323	65	35
News Corp.	$1,041,873	$743,995	$1,785,868	38	62
Cox Communications	$250,741	$88,100	$338,841	56	44
Hughes Electronics	$230,584	$30,700	$261,284	50	50
Clear Channel Communications	$167,450	$537,910	$705,360	25	75
NBC	$166,650	$82,745	$249,395	77	23
Gannett	$23,200	$12,250	$35,450	57	43
Tribune	$150,280	$38,750	$189,030	54	46
Hearst	$99,200	$80,900	$180,100	68	32
EchoStar Communications	$893,800	$1,118,075	$2,011,875	53	47
McGraw-Hill	$51,040	$17,950	$68,990	39	61
USA Interactive	$141,740	$94,826	$236,566	80	20
Charter Communications	$468,600	$247,380	$715,980	35	65
Cablevision Systems	$1,072,316	$891,130	$1,963,446	59	41
Adelphia Communications	$237,675	$51,500	$289,175	23	77
New York Times	$9,550	$2,133	$11,683	94	.2
Washington Post	$6,750	$1,450	$8,200	42	58
Liberty Media	$26,500	$40,100	$66,600	57	40
Discovery	$195,150	$117,750	$312,900	90	9

Communications					
E.W. Scripps	$9,750	$655	$10,405	38	53
Total	$15,074,526	$11,650,004	**$26,724,530**	59	41

^Based on data released by the Federal Election Commission on April 28, 2003. Totals include PAC, soft money and individual contributions to federal candidates, party committees and leadership PACs, 1999-2002.

*As ranked by *Broadcasting & Cable* magazine.

**America Online and Time Warner merged Jan. 11, 2001. Figures for the 2000 cycle include both companies' contributions. Figures for the 2002 cycle represent the combined operation's contributions.

Mark W. Hianik
Vice President/Assistant General Counsel
& Assistant Secretary
312/222-4303

TRIBUNE

Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
fax: 312/222-4206
e-mail: mhianik@tribune.com

March 4, 2004

Via Facsimile (202/942-9525)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Grace Lee

Re: No-action Letter Request of Tribune Company dated January 9, 2004

Dear Ms. Lee:

This letter shall confirm our earlier conversation in which I advised you that Tribune Company (the "Company") has agreed to withdraw its January 9, 2004 no-action letter request seeking to exclude from the Company's proxy materials for the 2004 annual shareholders meeting the shareholder proposal concerning political contributions (the "Proposal") submitted by Domini Social Investments LLC ("Domini") on relevance grounds. Our agreement to withdraw the no-action letter request is based on Domini's agreement to withdraw the Proposal as evidenced by the attached letter.

If you have any questions, please call.

Very truly yours,

Mark W. Hianik

Attachment

cc: Domini Social Investments LLC (w/attachment)

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

March 3, 2004

Mark W. Hianik
Vice President/Assistant General Counsel & Assistant Secretary
Tribune Company
435 North Michigan Avenue
6th Floor
Chicago, Illinois 60611

By US Mail and Facsimile to (312) 222-4206

Re: Withdrawal of Shareholder Proposal by Domini Social Investments

Dear Mr. Hianik:

This letter shall confirm our agreement to withdraw the shareholder proposal concerning political contributions dated December 3, 2003 submitted to Tribune Company (the "Company") for inclusion in the Company's proxy materials for the 2004 annual shareholders meeting. We are pleased to withdraw the proposal in exchange for Tribune's commitment to disclose its policy on political contributions on the Company's website.

Sincerely yours,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

TRIBUNE COMPANY
LAW DEPARTMENT
435 North Michigan Avenue,
Chicago, Illinois 60611

PLEASE DELIVER TO: **Grace Lee**

RECIPIENT'S FAX: **202-942-9525**

FROM: **Mark W. Hianik**

DATE: **3/4/04**

SENDER'S PHONE: **312-222-4303**

SENDER'S FAX: **312-222-4206**

PAGES: **3**

MESSAGE: